Exhibit 99.1

               news release                                     EMBRAER
               www.embraer.com

               EMBRAER TO REVISE DELIVERIES TO EXPRESSJET
               Total ExpressJet Firm Order Remains Unchanged

               Sao Jose dos Campos, February 12, 2003 - Embraer (NYSE: ERJ) announced today that ExpressJet Airlines (NYSE: XJT), due to the economic uncertainties and the adverse market conditions faced by airlines, has requested a revision of the deliveries of Embraer regional jets originally scheduled to take place during the years 2003-2005. As a result, a revision in the original delivery schedule has been agreed upon, subject to the execution of satisfactory definitive agreements and the approval of the Board of Directors of Continental.

               The reprogramming of deliveries to ExpressJet of ERJ 145 XR aircraft redistributes the same number of aircraft originally agreed upon, thus establishing a new schedule for the years 2003, 2004, 2005 and 2006. According to the new schedule, Embraer will deliver to ExpressJet 36 aircraft instead of 48 in 2003 and 21 aircraft instead of 36 in 2004. In 2005, the revision will increase the amount of deliveries to 21 instead of two, with the remaining eight units to be delivered in 2006. The schedule change would become effective in the third quarter of this year.

               Embraer does not anticipate any resulting impact on its operational efficiency, since the revised delivery schedule will be effective in the second half of 2003. With this new scenario, Embraer is now revising its total deliveries forecasted for the years 2003 and 2004, which change respectively to 136 and 140 aircraft. Embraer will continue to review the risks and perspectives for the aviation market and to pursue new business opportunities in the United States, Europe, Asia and Latin America.

               Note to editors

               Embraer (Empresa Brasileira de Aeronautica S.A. - NYSE: ERJ;
               Bovespa: EMBR3 and EMBR4) is one of the world's leading aerospace companies. With headquarters in Sao Jose dos Campos, state of Sao Paulo, and offices and customer service bases in Australia, China, France, Singapore and the United States, the Company as of December 31, 2002 had a total workforce of 12,227 people. Embraer was Brazil's largest exporter from 1999 to 2001, and second largest in 2002. As of December 31, 2002, Embraer's firm order backlog totaled US$ 9.0 billion and the total backlog, including options, equaled US$ 22.2 billion.

               Embraer has 33 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft aimed at the global airline, corporate and (more recently) defense markets.

               This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company's businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among other: general economic, politic and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company's investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations.

               The words "believe", "may", "is able", "will be able", "intend", "continue", "anticipate", "expect" and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Company expectations.


press offices   Headquarters                    North America                Europe, Middle East and Africa

                Rosana Dias:                    Doug Oliver:                 Stephane Guilbaud:
                rosana.dias@embraer.com.br      doliver@embraer.com          sguilbaud@embraer.fr
                Cell: +55 12 9724-4929          Phone: +1 954 359 3414       Phone: +33 (0) 1 49 38 44 55
                                                Cell: +1 954 232 9560        Cell:  +33 (0) 6 75 22 85 19
                Marcelo Onaga:                  Fax: +1 954 359 4755         Fax: +33 (0) 1 49 38 44 56
                marcelo.onaga@embraer.com.br
                Cell: +55 12 9721-1560          Andrea Bottcher:             Valerie Carlier:
                                                abottcher@embraer.com        vcarlier@embraer.fr
                Phone: +55 12 3927 1311         Phone: +1 954 359 3432       Phone: +33 (0) 1 49 38 45 09
                Fax: +55 12 3927 2411           Cell: +1 954 439 1830